

March 27, 2013

Via Email
Brian J. Rice
Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

> **Re:** **Royal Caribbean Cruises Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-11884**

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis
Sources and Uses of Cash, page 60

1. For each of operating, investing and financing activities, please include an analysis that covers the three year period presented in the financial statements. For example, there is no analysis between fiscal 2011 and fiscal 2010. Refer to instruction 1 of Item 303(A) of Regulation S-K.

2. Please quantify each factor indicated as cause of the variance in cash flow from operating activities between comparable periods so that investors may understand the relative magnitude of each.

3. You refer to a decrease in net income after adjusting for non-cash items as a factor for the decrease in operating cash flow for 2012 from 2011. Please provide a table that shows how you computed net income on this basis. In so doing, please note that reference to net

income, even as adjusted on this basis, may not provide a sufficient basis for an investor to fully understand comparative changes in the cash flow of operating activities in terms of cash (i.e., the items that affected cash and how cash was so affected). For example, net income may still reflect the effect of accrued items, such as receivables and payables, which does not impact cash. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Cash Flows, page F-5

4. Please clarify for us and disclose the basis for presenting cash on settlement of derivative financial instruments as both an operating and investing activity. Explain how you distinguish between the two in support of your presentation.

Notes to Consolidated Financial Statements
Note 6: Other Assets, page F-19

5. We note per the risk factor on page 31 that the shipyard building the two newbuilds for TUI Cruises is currently experiencing financial difficulties and that you have engaged in discussions to assess the impact on the ships they are building. We also note that this situation could have a material impact on the ability of the shipyard to deliver these ships and thus the financial support that you may need to provide (e.g. parent guarantees, additional equity contributions) to seek to ensure timely completion. Please tell us and disclose the financial support that you may need to provide along with any other relevant information in accordance with ASC 460-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief